	Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	chubb.com @Chubb

May 31, 2019

Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 USA

Re: Chubb Limited Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 28, 2019 Form 8-K dated February 5, 2019 Filed February 5, 2019 File No. 001-11778

Dear Mr. Rosenberg,

This letter is in further response to your letter dated April 29, 2019, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), and the Form 8-K filed on February 5, 2019 (the “Form 8-K”), of Chubb Limited (the “Company”, “we” or “our”).

We thank you for the opportunity to discuss with you, over the telephone on May 23, 2019, the comment letter as well as the Company’s response letter dated May 10, 2019.

We have considered your verbal comment with respect to Staff comments nos. 2 and 3 (set forth in bold type on Appendix 1) in the context of Question 100.01 and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. In response to the verbal comment, we submit the following:

Based on the Staff’s comments and on Questions 100.01 and 100.04 the Company agrees that in future filings it will not disclose the following non-GAAP measures:

1.  Core operating income excluding catastrophe losses

2.  Core operating income excluding catastrophe losses and prior period development

3.  Core operating income with expected level of catastrophe losses

As discussed, we continue to believe identification and explanation of the components and factors that contribute to net income and core operating income for a period can be important to convey to investors in order to provide transparency and clarity with respect to our financial performance. We expect to continue to provide visibility in our disclosures as to the drivers that contribute to or materially impact net income, core operating income and earnings per share, which may include catastrophe losses and prior period development. We also may disclose what had been our expected level of catastrophe losses for a particular period, as part of our explanation of net income and core operating income. We did not understand the Staff’s comments to mean that such visibility and disclosure should not be provided.

* * * * *

Please do not hesitate to contact the undersigned at (441) 295-5200. Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer cc: Christine A. Torney Christine B. Adams

APPENDIX 1

Form 8-K dated February 5, 2019

Exhibit 99.2

Regulation G—Non-GAAP Financial Measures

Core Operating Income measures, page 33

2.

We refer to your non-GAAP measure “Core operating income excluding catastrophe losses” and as further adjusted to exclude prior period development as well as your rationale discussed on page 31 for presenting these non-GAAP measures. While we note that you generally define loss events as catastrophic if they cause damage of $25 million or more and affect a certain number of insureds (consistent with the definition of the Property Claims Service), it appears that the nature of these losses are integral to your operating results. Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Further, by excluding prior year development expenses recognized in the current period, it appears that you may be substituting individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

3.

We refer to your non-GAAP measure “Core operating income with expected level of catastrophe losses” which excludes catastrophe losses above or below management’s view of typical catastrophe losses for that period. The adjustment is intended to present a performance measure with normalized catastrophe activity. By excluding a portion of the losses incurred, it appears that you have substituted individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.